Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Period from Inception through December 31, 2008
Earnings:
Income (loss) before taxes	180,687,910	71,634,761	89,097,828	41,201,638	(6,439,181)
Fixed charges	38,252,072	36,493,464	49,482,619	17,273,763	1,039,999

	218,890,898	108,143,850	138,580,447	58,475,401	(5,399,182)
Fixed charges:
Interest expense	36,472,578	35,836,124	48,874,327	16,726,638	1,039,999
Operating lease rental expense	593,165	219,113	202,764	182,375	—

	37,065,743	36,055,237	49,077,091	16,909,013	1,039,999

Ratio of Earnings to Fixed Charges:	5.87	2.99	2.82	3.44	(a )

(a)	Earnings for the Period from inception through December 31, 2008 were not sufficient to cover fixed charges by $6.4 million.